Exhibit 1.

Alpha Pro Tech

L T D.

ALPHA PRO TECH, LTD. ANNOUNCES FOURTH QUARTER AND FULL YEAR FINANCIAL

RESULTS FOR THE PERIOD ENDED DECEMBER 31, 2008

FOR IMMEDIATE RELEASE

Company Contact:	Investor Relations Contact:
Alpha Pro Tech, Ltd.	Hayden IR
Al Millar/Donna Millar	Cameron Donahue
905-479-0654	651-653-1854
e-mail: ir@alphaprotech.com	e-mail: cameron@haydenir.com

•                  Fourth quarter revenue increased 14.8% to $9.1 million from $8.0 million in the fourth quarter 2007, led by an 82% increase in Engineered Products and a 52% increase in Infection Control products.

•                  Inventory decreased by $2.0 million or 14.6% to $12.1 million as of December 31, 2008 from the year-ago period primarily due to a decrease in inventory for the Engineered Products segment.

•                  Cash on hand was $4.6 million as of December 31, 2008, up from $4.1 million as of December 31, 2007.

Nogales, Arizona — March 10, 2009 — Alpha Pro Tech Ltd. (NYSE Alternext US: APT), a leading manufacturer of products designed to protect people, products and environments, including disposable protective apparel and building products, today announced its financial results for the fourth quarter and full year ended December 31, 2008.

Consolidated sales for the 2008 fourth quarter increased 14.8% to $9.1 million from $8.0 million in the comparable quarter in 2007.  Sales for the Disposable Protective Apparel decreased by 4.4% to $5.0 million during the fourth quarter of 2008 compared to $5.2 million for the same period of 2007. Engineered Products segment sales for the three months ended December 31, 2008 increased by 82.4% to $1.8 million as compared to $1.0 million for the same period of 2007. The increase for the quarter is primarily due to a 121% increase in sales of REX™ Synfelt synthetic roof underlayment and a 65% increase in sales of REX™ Wrap house wrap. Infection Control segment sales for the fourth quarter of 2008 increased by 52.0% to $2.2 million compared to $1.4 million for the same period of 2007.  Extended Care segment sales decreased by 41.1% to $199,000 for the three months ended December 31, 2008 from $338,000 for the same period of 2007.

Consolidated sales for the year ended December 31, 2008 increased 0.9% to $35.8 million from $35.5 million for the same period of 2007.  Sales for the Disposable Protective Apparel segment decreased by $2.4 million or 10.5%, primarily related to decreased sales to the Company’s largest distributor as well as lower sales to other cleanroom and industrial distributors, partially offset by increased sales to a major national distributor from whom the Company received preferred vendor status during the first quarter of 2008. Engineered Products segment sales increased by 57.2% to $8.2 million from $5.2 million last year primarily due to increased sales of REX™ Synfelt synthetic roof underlayment.  Infection Control segment sales increased by $51,000 in 2008, with shield sales up 4.8% and mask sales down 1.0% when compared to last year.

Al Millar, President of Alpha Pro Tech, commented, “Our distribution channel strategy for Engineered Products continues to gain momentum. Our REX™ synthetic roof underlayment is being positively received as a superior product in the industry and is a cost effective and better alternative to felt paper. Our ICC-ES approval for our REX™ Wrap house wrap significantly expands our market opportunities as many construction supply companies, builders and architects require this certification to sell the product. In addition, our high-quality custom printed house wrap provides us with a distinct competitive advantage in the marketplace. We continue to be optimistic that our distribution channel strategy will continue to broaden our ability to take advantage of market opportunities for synthetic roof underlayment and house wrap throughout 2009 and into the future. We are currently working on opportunities with existing and new distributors and we are excited about the future of this segment.  In addition, although sales to our largest distributor in the Disposable Protective Apparel segment were down in 2008, we expect sales to them will improve in 2009.”

Gross profit increased 4.0% to $3.8 million for the fourth quarter 2008, or 41.1% gross profit margin, from $3.6 million, or 45.4% gross profit margin, for the same period in 2007.  Gross profit decreased by 5.9% to $15.5 million for the twelve months ended December 31, 2008 from $16.4 million for the same period in 2007. The gross profit margin was 43.3% for the 12 months ended December 31, 2008 compared to 46.4% for the same period in 2007.

Gross profit margin for both the fourth quarter and the full year of 2008 has been affected by increased labor and material costs in China, primarily for the Disposable Protective Apparel segment, and was also impacted by the higher mix of Engineered Product sales which have lower margins.  The Company expects gross margins for the Disposable Protective segment to improve starting in the first quarter of 2009 as we pass on a price increase to our distributors.

Selling, general and administrative expenses increased by 8.1% to $3.2 million for the fourth quarter 2008 from $3.0 million for the same quarter last year.  The increase is primarily due to increased employee compensation, which was in line with the previous quarter’s expense, and an increase in Sarbanes Oxley 404 internal control compliance expenses.  As a percentage of net sales, selling, general and administrative expenses decreased to 35.3% for the fourth quarter of 2008 from 37.5 % for the same period in 2007.

Selling, general and administrative expenses increased by $98,000 or 0.8% to $12.6 million for the 12 months ended December 31, 2008 from $12.5 million for the same period in 2007. As a percentage of net sales, selling, general and administrative expenses decreased slightly to 35.3% for the twelve month ended December 31, 2008 from 35.4 % for the same period in 2007.

Net income for the quarter decreased by $162,000 or 35.4% to $295,000 compared to $457,000 for the fourth quarter of 2007. The net income decrease was primarily due to a decrease in income before provision for income taxes of $83,000 and an increase in income taxes of $79,000.  Basic and diluted income per share for the three months ended December 31, 2008 and 2007 was $0.01 and $0.02, respectively.

Net income for the twelve months ended December 31, 2008 decreased by $853,000 or 35.3% to $1.6 million compared to net income of $2.4 million for 2007. The decrease was primarily due to a decrease in income before provision for income taxes of $1.2 million, due to lower gross profit margin and higher selling, general and administrative expenses, partially offset by a decrease in income taxes of $347,000. Net income as a percentage of sales for the twelve months ended December 31, 2008 and 2007 was 4.4% and 6.8% respectively. Basic income per share for the year ended December 31, 2008 and 2007 was $0.06 and $0.10 respectively.  Diluted income per share for the year ended December 31, 2008 and 2007 was $0.06 and $0.09 respectively.

The balance sheet continued to remain strong with a current ratio of 12.5 to 1 on December 31, 2008. The Company completed the quarter with cash and cash equivalents of $4.6 million, up from $4.1 million at the end of the year in 2007 and working capital of $21.7 million. Inventories as of December 31, 2008 decreased by $2.0 million to $12.1 million compared to $14.1 million as of December 31, 2007.

Lloyd Hoffman, Chief Financial Officer commented, “Inventory decreased by 14.6% primarily due to a decrease in inventory for the Engineered Products segment, which occurred primarily in the third and fourth quarter of 2008.  Inventory turns are expected to continue to improve in the coming quarters.”

Mr. Hoffman concluded, “On April 2, 2008, our Board of Directors authorized the repurchase of up to an additional $2.0 million of our outstanding common stock.  As of December 31, 2008 we have approximately $1.0 million available on our repurchase program. For the twelve months ended December 31, 2008, we have repurchased and retired 1,732,800 shares of common stock at a cost of approximately $2.1 million. In addition, we generated cash from operations of $3.9 million in 2008, up 84.5% from $2.1 million in 2007.”

The Company currently has no outstanding debt and maintains an unused $3.5 million credit facility.

About Alpha Pro Tech, Ltd.

Alpha Pro Tech, Inc. develops, manufactures and markets innovative disposable and limited-use protective apparel products for the industrial, cleanroom, medical and dental markets. In addition, Alpha ProTech Engineered Products, Inc. manufactures and markets a line of construction weatherization products, including building wrap and synthetic roof underlayment. The Company has manufacturing facilities in Salt Lake City, Utah; Nogales, Arizona; Janesville, Wisconsin; Valdosta, Georgia; and a joint venture in India. For more information and copies of all news releases and financials, visit Alpha Pro Tech’s Website at http://www.alphaprotech.com.

The Private Securities Litigation Reform Act of 1995 (“Act”) provides a safe harbor for forward-looking information made on behalf of the Company. Forward-looking statements involve risks, uncertainties and assumptions as described from time to time in registration statements, annual reports and other periodic reports and filings of the Company filed with the Securities and Exchange Commission. All statements, other than statements of historical facts which address the Company’s expectations of sources of capital or which express the Company’s expectations for the future with respect to financial performance or operating strategies, can be identified as forward-looking statements. As a result, there can be no assurance that the Company’s future results will not be materially different from those described herein as “believed,” “anticipated,” “estimated” or “expected,” which reflect the current views of the Company with respect to future events. We caution readers that these forward-looking statements speak only as the date hereof. The Company hereby expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which such statement is based.

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-tables follow-

Consolidated Income Statements (Unaudited)

	For the Three Months Ended		For the Twelve Months Ended
	December 31,		December 31,
	2008	2007	2008	2007

Net sales	$9,132,000	$7,952,000	$35,786,000	$35,453,000

Cost of goods sold, excluding depreciation and amortization	5,375,000	4,340,000	20,306,000	19,011,000

Gross margin	3,757,000	3,612,000	15,480,000	16,442,000

Expenses:
Selling, general and administrative	3,226,000	2,984,000	12,639,000	12,541,000
Depreciation and amortization	153,000	145,000	586,000	494,000

Income from operations	378,000	483,000	2,255,000	3,407,000

Other income
Equity in income of unconsolidated affiliates	62,000	20,000	185,000	214,000
Interest, net	16,000	36,000	75,000	94,000

Income before provision for income taxes	456,000	539,000	2,515,000	3,715,000

Provision for income taxes	161,000	82,000	951,000	1,298,000

Net income	$295,000	$457,000	$1,564,000	$2,417,000

Basic net income per share	$0.01	$0.02	$0.06	$0.10

Diluted net income per share	$0.01	$0.02	$0.06	$0.09

Basic weighted average shares outstanding	24,167,769	25,555,426	24,773,497	25,319,656

Diluted weighted average shares outstanding	24,167,769	25,570,969	24,773,497	25,615,730

BALANCE SHEET HIGHLIGHTS

	December 31	December 31
	2008	2007
Cash	$4,578,000	$4,064,000
Total Current Assets	$23,576,000	$24,604,000
Net Property and Equipment	$3,942,000	$3,439,000
Total Assets	$29,168,000	$29,486,000
Total Current Liabilities	$1,883,000	$1,935,000
Total Liabilities	$2,702,000	$2,682,000
Shareholder’s Equity	$26,466,000	$26,804,000
Total Liabilities and Equity	$29,168,000	$29,486,000